April 18, 2008

Richard G. Smith
Senior Vice President and Chief Financial Officer
Deerfield Capital Corp.
6250 N. River Road
9th Floor
Rosemont, Illinois 60018

       Re: **Deerfield Capital Corp.**
                Registration Statement on Form S-3
                Filed March 31, 2008
                File No. 333-149992

Dear Mr. Smith:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

<u>General</u>

1.   We note that you have filed the form of Senior Indenture and the form of Subordinated Indenture as exhibits 4.1 and 4.2 to this registration statement. Please file the actual indentures, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 in the

Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC's website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

2.   We note that exhibits 25.1 and 25.2 indicate that the Form T-1 Statement of Eligibility of the Trustee for the Senior Indenture and the Form T-1 Statement of Eligibility of the Trustee for the Subordinated Indenture will be filed as exhibits to the registration statement or as exhibits to a report filed under the Securities Exchange Act of 1934. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 in the Division's Compliance and Disclosure Interpretations of the Trust Indenture Act.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen Garnett
Assistant Director

cc: Ronald J. Lieberman, Esq.